Exhibit 99.4

Comprehensive Credit Facility Agreement of Maximum Amount (“Credit Facility Agreement”) Entered into by and between Shenzhen BAK Battery Co., Ltd (“the Company”) and Shenzhen Branch, China Citic Bank (the “Creditor”) Dated June 13, 2012

Main articles:

  Contract number: (2012) Shenyinsun Zongzi 003;
  Maximum amount of credit facilities to be provided: RMB 75 million;
  Term: from June 13, 2012 to June 13, 2013.
  Remedies in the event of breach of contract include adjustment of the credit amount, suspension of credit, imposition of punitive interest and overdue interest, an increase of guarantee deposit and the call back of loan principal and interest before maturity.

Headlines of the articles omitted

  Procedure on using the comprehensive credit facility
  Declaration and promise of the Company
  Rights and Obligations of the Company
  Rights and Obligations of the Creditor
  Guaranty
  Effectiveness, Modification and termination of Contract
  Disputation settlement
  Validity